Exhibit 99.2

KORNIT DIGITAL LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 14, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Avidan and Nitsan Deutsch, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Kornit Digital Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, July 10, 2017, at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, on Monday August 14, 2017 at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matter listed below, which are more fully described in the Notice of Annual General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposals 3 and  4), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 3 or Proposal 4, the undersigned will be deemed to have not participated in the voting on such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the majority required for the approval of Proposal 3 or Proposal 4 unless the undersigned either (i) confirms that he, she or it is not a controlling shareholder and does not have a conflict in the approval of Proposal 3 or Proposal 4 by completing the box for Item 3A or Item 4A on the reverse side, or (ii) contacts the Company, in accordance with instructions in the proxy statement for the Meeting, to vote on Proposal 3 or Proposal 4 via a separate proxy card which is designed for a shareholder who is a controlling shareholder or has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KORNIT DIGITAL LTD.

August 14, 2017

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW. Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒
		FOR	AGAINST	ABSTAIN
Important Instructions for Items 3A and 4A relating to Proposals 3 and 4, respectively:	1. (a) To re-elect Mr. Ofer Ben-Zur for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified.	□	□	□

PLEASE BE CERTAIN TO FILL IN THE BOXES FOR ITEM 3A AND ITEM 4A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 3 OR PROPOSAL 4, RESPECTIVELY.

Under the Israeli Companies Law, you cannot be counted towards the majority required for Proposal 3 or Proposal 4 unless you provide either (i) the foregoing important confirmation or (ii) a confirmation that you are a controlling shareholder or actually do have a conflict of interest in the approval of Proposal 3 or Proposal 4, as described below.

If you are a controlling shareholder or have a conflict of interest in the approval of Proposal 3 or Proposal 4, you may vote on that proposal by contacting the Company’s general counsel, at +972-3-908-5800 or Fax at +972-3-908-0280, who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposal 3 or Proposal 4 and should not fill in the box for Item 3A or Item 4A).

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.

        (b) To re-elect Mr. Gabi Seligsohn for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified.

		□	□	□
	2. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2017 and until the Company’s 2018 annual general meeting of shareholders, and to authorize the Company’s board of directors to fix such accounting firm’s annual compensation.	□	□	□
	3. To approve an amendment to the Employment Agreement of Mr. Gabi Seligsohn, our chief executive officer and a director as described in the Proxy Statement.	□	□	□

3a.  The undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Israeli Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement) in the approval of Proposal 3.

□
	4. To approve a one-time special bonus to Mr. Gabi Seligsohn, the chief executive officer and a director of the Company as described in the Proxy Statement.	□	□	□
	4a. The undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a conflict of interest in the approval of Proposal 4.	□

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	□

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.